Exhibit 99.12

NEWS RELEASE

ALLIED GOLD ANNOUNCES VOTING RESULTS FROM ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, May 10, 2024 ─ Allied Gold Corporation (TSX: AAUC) herein announces the results of the votes held at the annual meeting of shareholders for the election of directors and the appointment of auditors. Detailed results of the votes are presented below.

Voting results for the election of directors are as follows:

			Votes By Poll
		Outcome of Vote	Votes For	Votes Withheld
(1)	John Beardsworth	Carried	100,672,763	3,100
			(100.00%)	(0.00%)
(2)	John Begeman	Carried	100,672,863	3,000
			(100.00%)	(0.00%)
(3)	Pierre Chenard	Carried	100,467,152	208,711
			(99.79%)	(0.21%)
(4)	Justin Dibb	Carried	100,672,863	3,000
			(100.00%)	(0.00%)
(5)	Richard Graff	Carried	100,672,713	3,150
			(100.00%)	(0.00%)
(6)	Peter Marrone	Carried	100,672,713	3,150
			(100.00%)	(0.00%)
(7)	Daniel Racine	Carried	100,672,863	3,000
			(100.00%)	(0.00%)
(8)	Jane Sadowsky	Carried	100,672,413	3,450
			(100.00%)	(0.00%)
(9)	Dino Titaro	Carried	96,987,616	3,688,247
			(96.34%)	(3.66%)

Voting results for the appointment of KPMG LLP as auditors are as follows:

	Votes By Poll
Outcome of Vote	Votes For	Votes Withheld
Carried	101,324,097	201,861
	(99.80%)	(0.20%)

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com